

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Deyu Agriculture Corp.
c/o Val-U-Corp Services, Inc.
1802 North Carson Street, Suite 108
Carson City, Nevada 89701

  **Re:** **Deyu Agriculture Corp.**
    **Amendment No. 1 to Registration Statement on Form S-1**
    **Filed August 6, 2010**
    **File No. 333-167527**

Dear Sir or Madam:

  We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We reissue prior comment 2 in our letter dated July 12, 2010 in part.  Make sure that your letter of response indicates precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

2. Please provide updated financial and related information with your next amendment.

Prospectus Cover Page

3.      We note your response and revised disclosure in respect of comment 5 in our letter dated July 12, 2010.  Item 501(b)(3) of Regulation S-K requires the information described therein with respect to the offering for which your registration statement and prospectus relate.  In this regard, we note your statement on the cover page that "The selling stockholders may offer all or part of their Shares for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices."  We also note your statement on page 14 that "The proposed maximum offering price is determined by the offering price of the common shares in the private placement completed on May 10, 2010. The Offering price does not reflect market forces, and it should not be regarded as an indicator of any future market price of our securities."  Please reconcile these statements and provide the offering price on the cover page.  Refer to Instruction 2 of Item 501(b)(3) of Regulation S-K, if applicable.

Fluctuations in the exchange rate…, page 8

4.      We note your response and revised disclosure in respect of comment 13 in our letter dated July 12, 2010.  Please provide the basis for removing the risk factor titled "Currency conversion could adversely affect our financial condition."  In particular, we note that that risk factor, in part, spoke to specific Chinese laws regulating currency conversion and the associated risks to your company.  Please revise your disclosure under the risk factor beginning "Fluctuations in the exchange rate…" to include these specific risks or tell us why you believe such risk disclosure is now inappropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

5.      We note that you refer to either "majority shareholder" or "majority shareholders" throughout this section.  We also note your disclosure under "Fully-Diluted Capitalization" that the group "City Zone Shareholders" includes various shareholders. We further note that the securities escrow agreement refers to Expert Venture Limited, which is one of the shareholders that comprises the City Zone Shareholders, as the principal shareholder which has agreed to place its holdings into escrow.  In view of this, please:

- revise your disclosure under "Fully-Diluted Capitalization" to separate each of the shareholders that make up City Zone Shareholders;

- (i) revise your disclosure in your description of the securities escrow agreement on page 40 to make clear that Expert Venture Limited is the shareholder whose shares are subject to the agreement and (ii) reconcile this with your disclosure in the notes to your financial statements and related information that the all of the City Zone Shareholders placed their shares in escrow; and

- revise your disclosure (i) to remove references to "majority shareholder" or "majority shareholders" and (ii) to expressly identify the particular shareholder (*e.g.*, with respect to your disclosure relating to your lock-up agreement, please identify that each of the shareholders that comprise City Zone Shareholders are a party to that agreement).

6.    Please define "Tier 1" and "Tier 2" cities.

Directors, Executive Officers, Promoters and Control Persons, page 58

7.    We note your disclosure in your Current Report on Form 8-K filed on June 23, 2010, as amended on July 6, 2010, indicates that Mr. Tian is your President and Executive Director.  However, your disclosure on page 59 indicates that Mr. Tian is your Director (and not an executive officer or executive director) in the lead-in caption to his background and in the paragraph itself indicates that Mr. Tian is your Executive Director. Please reconcile these apparent inconsistencies.

8.    With respect to your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director.  See Item 401(e) of Regulation S-K.

Principal Shareholders, page 64

9.    Please revise your disclosure to include the name of the natural persons who have or share voting or investment power for each entity listed, such as Sue Glory Holdings Limited and Charming Action Management Limited.

10.   Please make sure that all of your footnotes refer to line items on the table.  In this regard, we note that footnotes 4 and 5 do not refer to any item on the table.

11.   Please provide the basis for why not all of the shareholders that make up the City Zone Shareholders noted in the footnote to your table under "Fully-Diluted Capitalization" appear on your table of principal shareholders.

12.   Please provide the basis for not including Jianbin Zhou or Li Ren in your table of principal shareholders.

Consolidated Financial Statements for the years ended December 31, 2009 and 2008

Balance Sheet, page F-21

13.   Please revise your equity section here or on page F-1 for consistency, as we note that the balances presented for December 31, 2009, vary between these two presentations for the

common stock, additional paid in capital, and other comprehensive income accounts. You should also monitor your need for appropriate footnote disclosure with regard to period changes in these accounts.

Note 1—Organization and Description of Business, page F-25

Restructuring, page F-25

14.     We note your response to prior comment 38 but do not believe that it adequately supports your accounting.  Please provide a more thorough analysis to support your decision to account for the acquisition of entities by City Zone in November 2009 as a recapitalization with no adjustment to the historical basis of the assets and liabilities of these companies.  Your analysis should include, but not necessarily be limited to, the following information.

- A more concise explanation of the transactions that occurred in connection to what you have referred to as the recapitalization of November 2009.

- A clear listing of the shareholders and percentage of shares owned of City Zone and each of Most Smart, Redsun, Shenzhen JiRuHai, Detian Yu, Jinzhong Deyu, Jinzheng Yuliang and Jinzhong Yongcheng prior to the transaction, as well as the shareholders and percentage of shares owned of City Zone following the transaction.  In each case, tell us whether all shares had or have equal voting rights.

- An explanation of the amount of cash and numbers of shares given as consideration in this transaction, including who remitted and who received the consideration.

- Tell us who was on the board of directors of each entity before and after the transaction.

- Tell us who the key managers were of each entity before and after the transaction.

- Your response dated August 6, 2010, refers us to ASC 805-10-55-12 to 14, which paragraphs discuss reverse acquisitions.  If you believe the November 2009 transaction to have been a reverse acquisition, please provide your detailed analysis regarding all of the subparts included in ASC 805-10-55-12 as well as the guidance of ASC 805-10-55-13, 14 and 15.

- It appears to us that the transaction may represent a combination between entities under common control, which would scope it out of the remaining provisions of ASC 805.  If you believe this to be true, please provide to us your full analysis supporting this determination.  Refer to ASC 805-10-15-4, ASC 805-50-15-6 and ASC 810-10-15-8.

15.     We note your response to prior comment 40 but do not believe that it adequately supports your accounting.  Please provide a more thorough analysis to support your determination that the three subsidiaries, or the two divisions (grain and corn), do not represent operating segments.  You should specifically address each of the criteria of ASC 280-10-50-1 and consider the provisions of paragraphs 50-2 to 50-9.  If this analysis results in the identification of operating segments, you should consider the subsequent provisions regarding reportable segments and aggregation criteria.  Please also provide us with a copy of the financial information provided to your chief operating decision maker for the quarters ended March 31, 2010 and June 30, 2010, and identify the CODM.

Revenue Recognition, page F-27

16.     We note your response and revised disclosure in response to prior comment number 45.  Based on your disclosure, it appears that you offer customers with exchange, not return rights.  If this is correct, please revise your disclosure to correctly identify the rights that are offered to your customers in your sales transactions.

Undertakings, page II-4

17.     We reissue comment 49 in our letter dated July 12, 2010.  Please revise to make sure your undertakings are consistent with those and contain all that are required by Item 512 of Regulation S-K.  For example, (i) the proviso beginning "provided, however, that paragraphs (a)(1)(i) and (a0(1)(ii) [*sic*] of this rule do not apply" is unnecessary, (ii) paragraph (a)(2) is inconsistent with that contained in Item 512 of Regulation S-K and (iii) the undertakings relating to Rules 430B and 430C are unnecessary.

Signatures

18.     Please provide the signature of your controller or principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen at (202) 551-3864 or Christopher White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal Mukerjee at (202) 551-3340 or me at (202) 551-3611 with any other questions.

Sincerely,


Anne Nguyen Parker
Branch Chief


cc:     Eric Stein, Esq.
          (732) 577-1188 (fax)